Exhibit 99.1

New U.S. Patent Allowance Strengthens Protection for CAPTN-3 Modular Platform for Next-Generation Multispecific Antibodies

REHOVOT, Israel, Sept. 02, 2026 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or the “Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer activity while minimizing toxicity, today announced that the U.S. Patent and Trademark Office (USPTO) has issued a Notice of Allowance for a patent application covering tri-specific antibody constructs and methods of use. The patent allowance further expands the Company’s intellectual property portfolio supporting its proprietary CAPTN-3 platform for conditionally activated multispecific antibodies.

The newly allowed U.S. patent strengthens protection for the modular architecture underlying CAPTN-3, a platform designed to enable the efficient generation of tri-specific antibodies by exchanging tumor-associated antigen (TAA) binding domains and other functional arms while leveraging a common platform backbone. This flexibility is intended to accelerate the development of new therapeutic candidates across multiple cancer indications.

“This U.S. patent allowance is another important element in the evolution of the CAPTN-3 platform,” said Gil Efron, Purple Biotech CEO. “Beyond expanding our intellectual property portfolio, it reinforces protection for the modular design that allows us to rapidly develop new multispecific antibody candidates by incorporating different targeting domains and functional components. As we continue to enhance the platform, we expect to generate additional antibody programs that address a broad range of oncology targets.”

The U.S. patent allowance complements Purple Biotech’s growing patent estate and reflects the Company’s strategy of continuously expanding both the capabilities of, and the intellectual property supporting, its conditionally activated multispecific antibody technologies. As the technology evolves, the Company expects to introduce additional antibody candidates built on this adaptable platform.

About the Allowed Patent

The USPTO has issued a Notice of Allowance for U.S. patent application entitled “Precursor Tri-Specific Antibody Constructs and Methods of Use Thereof.” The allowed claims cover tri-specific antibody constructs comprising dual TAA binders alongside other features of the CAPTN-3 platform, further strengthening the intellectual property protecting the CAPTN-3 platform, expanding its versatility and its future development and partnering potential. A Notice of Allowance indicates that the USPTO has determined the allowed claims meet the requirements for patentability, subject to payment of the required issue fees.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer potency while minimizing toxicity. The Company is focused on advancing its lead program, CAPTN-3 - a platform of masked tri-specific antibodies that simultaneously target tumors while engaging both T cells and NK cells. Capping technology confines immune activation to the tumor microenvironment, significantly expanding the therapeutic window compared to conventional T-cell engagers. The platform’s lead candidate, IM1240, is advancing toward the clinic, and its second candidate, IM1305, is in preclinical development. The Company’s pipeline also includes additional clinical-stage assets, for which further development is pending partnering or investment, including CM24, a CEACAM1-blocking antibody that demonstrated improved outcomes across all efficacy endpoints in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma, and NT219, a dual IRS1/2 and STAT3 inhibitor that completed a Phase 2 study for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck. The Company is headquartered in Rehovot, Israel. For additional information about the Company, please visit: https://purple-biotech.com.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and CAPTN-3; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2025 as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date on which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:
IR@purple-biotech.com